AB 5/30

[redacted]

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08031883

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAY 29 2008

Washington, DC 111

SEC FILE NUMBER
8- 53661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Creek Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 N Water St Suite 400
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian Scott 414-226-2000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E Main St Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E JUN 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

WK 6/2

OATH OR AFFIRMATION

I, Ian J. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Creek Securities, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO
Title

Notary Public
exp. Aug 1 2010

JENNIFER E. HARRIS NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA

Independent Auditor's Report

Board of Directors
Cedar Creek Securities, Inc.
309 N. Water Street
Milwaukee, Wisconsin 53202

Board of Directors:

We have audited the accompanying balance sheets of Cedar Creek Securities, Inc. as of March 31, 2008 and March 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Creek Securities, Inc. as of March 31, 2008 and March 31, 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wallrowsky Bozdeng & Co. S.C.

Waukesha, Wisconsin
May 20, 2008

Cedar Creek Securities, Inc.

Annual Report

March 31, 2008

Table of Contents

Cedar Creek Securities, Inc.
Balance Sheets
March 31, 2008 and March 31, 2007

Assets

	2008	2007
Current Assets:		
Cash and cash equivalents	$ 197,854	$ 19,139
Receivables from brokers	2,012	24,245
Receivables-other	15,000	15,000
Prepaid expenses	1,957	1,919
Investments	1,651	1,651
Less: allowance for unrealized loss	(793)	(691)
Total Current Assets	217,681	61,263
Property and Equipment:		
Office furniture, fixtures, and equipment	3,863	5,981
Leasehold improvements	-	1,894
Capitalized lease	5,415	5,415
Less: accumulated depreciation	(4,825)	(4,475)
Net Property and Equipment	4,453	8,815
Other Assets:		
Deposits	1,125	500
Organization Costs	15,000	-
Less: accumulated amortization	(83)	-
Total Other Assets	16,042	500
Total Assets	$ 238,176	$ 70,578

See notes to financial statements.

Cedar Creek Securities, Inc.
Balance Sheets
March 31, 2008 and March 31, 2007

Liabilities and Stockholders' Equity

	2008	2007
Current Liabilities:		
Accounts payable	$ 2,977	$ 485
Credit card payable	10,789	12,554
Accrued payroll	7,500	5,500
Accrued commissions payable	6,541	13,926
Total Current Liabilities	27,807	32,465
Stockholders' Equity:		
Common stock	307,693	90
Additional paid in capital	-	115,003
Retained earnings deficit	(86,144)	(65,800)
Treasury stock	(11,180)	(11,180)
Total Stockholders' Equity	210,369	38,113
Total Liabilities and Stockholders' Equity	$ 238,176	$ 70,578

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Operations
For the Years Ended March 31, 2008 and March 31, 2007

	2008	2007
Revenue:		
Commissions	$ 265,443	$ 366,473
Total Revenue	265,443	366,473
Expenses:		
Amortization	83	-
Automobile	160	-
Bank service charges	881	157
Clearing charges	51,475	73,755
Commissions	124,097	150,065
Depreciation	1,278	1,497
Donations	-	100
Dues & subscriptions	3,339	3,525
Insurance	15,045	17,336
Licenses and permits	25	1,325
Marketing	50	2,061
Miscellaneous	458	565
Occupancy	3,862	13,285
Office supplies	1,693	2,399
Payroll	85,428	66,626
Payroll taxes	7,558	6,502
Personal property taxes	91	105
Postage and delivery	750	1,316
Printing and reproduction	1,227	555
Professional services	12,247	6,684
Quote service	2,377	3,263
Registration fees	3,167	2,794
Repairs	316	527
Telephone	4,052	5,986
Travel & entertainment	2,781	1,497
Total Expenses	322,440	361,925
Net Income (Loss) from Operations	(56,997)	4,548

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Operations
For the Years Ended March 31, 2008 and March 31, 2007

	2008	2007
Other Income (Expense):		
Unrealized loss on investments	(102)	(457)
Loss on disposition of assets	(2,082)	-
Interest income	580	374
Refunds	137	-
Other income	39,280	-
Interest expense	(1,160)	(1,755)
Total Other Income (Expense)	36,653	(1,838)
Net Income (Loss)	$ (20,344)	$ 2,710

See notes to financial statements.

Cedar Creek Securities, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended March 31, 2008 and March 31, 2007

	Common Stock		Additional Paid in Capital		Retained Earnings Deficit		Treasury Stock		Total Stockholders' Equity
Balance, March 31, 2006	$	90	$	115,003	$	(68,510)	$	(11,180)	$	35,403
Net Income		-		-		2,710		-		2,710
Balance, March 31, 2007	$	90	$	115,003	$	(65,800)	$	(11,180)	$	38,113
Stock Reorganization		115,003		(115,003)		-		-		-
Private Placement Memorandum		192,600		-		-		-		192,600
Net Loss		-		-		(20,344)		-		(20,344)
Balance, March 31, 2008	$	307,693	$	-	$	(86,144)	$	(11,180)	$	210,369

See notes to financial statements.

Cedar Creek Securites, Inc.
Statements of Cash Flows
For the Years Ended March 31, 2008 and March 31, 2007

	2008	2007
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (20,344)	$ 2,710
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:		
Depreciation and amortization	1,363	1,497
Loss on disposal of assets	2,082	-
Unrealized loss on investments	102	457
(Increase) decrease in assets:		
Receivables from brokers	22,233	1,773
Receivables-other	-	(15,000)
Prepaid expenses	(38)	95
Security deposits	500	-
Other deposits	(1,125)	-
Increase (decrease) in liabilities:		
Accounts payable	2,492	(8)
Credit card payable	(1,765)	3,567
Accrued payroll	2,000	500
Accrued commissions payable	(7,385)	(1,771)
Net Cash Provided by (Used in) Operating Activities	115	(6,180)
Cash Flows From Investing Activities:		
Proceeds from sale of property and equipment	1,000	-
Purchases of investments	-	1,491
Net Cash Provided by Investing Activities	1,000	1,491
Cash Flows From Financing Activities:		
Cost of private placement memorandum	(15,000)	-
Sale of commom stock	192,600	-
Decrease in short term debt	-	(1,156)
Net Cash Provided by (Used in) Financing Activities	177,600	(1,156)
Net Increase (Decrease) in Cash	178,715	(5,845)
Cash - Beginning of year	19,139	24,984
Cash - End of year	$ 197,854	$ 19,139
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$1,160	$1,755
Income taxes	$0	$0

See notes to financial statements.

Cedar Creek Securities, Inc.
Notes To Financial Statements
March 31, 2008 and 2007

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 22, 2001. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over various lives between five and 40 years.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad.

Income Taxes

The Company has federal and state net operating loss carry forwards as of March 31, 2008 that will expire over the following years:

Year Ending March 31,	Amount
2017	$ 4,461
2018	7,980
2019	25,986
2020	26,273
2021	3,094
Total	$ 67,794

Note 1 - Summary of Significant Accounting Policies (continued)

The Company has a deferred tax asset of approximately $14,900 due to these net operating loss carry forwards, but due to the uncertainty of realizing these net operating losses, a reserve is set up for the same amount as the asset.

Investments and Allowance for Unrealized Gains/(Losses)

The investments are considered trading securities, and are recorded at fair value in accordance with FASB 115 requirements. FASB 115 requires a separate accounting of the difference between the cost and the current fair value. As of March 31, 2008 and March 31, 2007 the allowance for unrealized loss was $(793) and $(691), respectively. The average cost method is used to calculate the realized gain when securities are sold.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008, the Company's net capital and required net capital were $169,405 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 16%.

Note 3 - Lease Commitment

Under the terms of noncancellable leases for office space and automobiles, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2009	$ -
2010	61,985
2011	72,097
2012	73,534
2013	75,006
Total	$ 282,622

Cedar Creek Securities, Inc.
Notes To Financial Statements
March 31, 2008 and 2007

Note 4 - Common Stock Recapitalization

As of March 31, 2007, common stock consisted of 9,000 authorized, 9,000 issued and outstanding $.01 par value shares, respectively. On October 29, 2007, the Company issued a private placement memorandum and a stock recapitalization. As of March 31, 2008, authorized capital stock consists of 20,000,000 shares of no par value common stock and 2,000,000 shares of no par value preferred stock. As of March 31, 2008, 5,414,000 shares of common and no shares of preferred stock were outstanding.

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2008. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 - Treasury Stock

The Company repurchased 3,000 shares of common stock for the outstanding receivable of a shareholder during the fiscal year ended March 31, 2006 for $11,180. The Company is using the cost method to account for the treasury stock. As a result of the October 29, 2007, private placement memorandum and stock recapitalization the 3,000 shares were exchanged for 1,200,000 shares and remain in the treasury as of March 31, 2008.

Cedar Creek Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended March 31, 2008 and March 31, 2007

	2008	2007
Net Capital Computation		
Stockholders' equity at year end	$ 210,369	$ 38,113
Deductions:		
Nonallowable assets:		
Prepaid expenses	(1,957)	(1,919)
Nonallowable receivables	(16,377)	(16,697)
Net property and equipment	(4,453)	(8,814)
Other assets	(16,042)	(500)
Haircuts on security positions	(2,135)	(385)
Net Capital	$ 169,405	$ 9,798
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,854	$ 2,164
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Computation of Aggregate Indebtedness		
Total liabilities	$ 27,807	$ 32,465
Aggregate Indebtedness	$ 27,807	$ 32,465
Percentage of Aggregate Indebtedness to Net Capital	16%	331%

See notes to financial statements.

Cedar Creek Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended March 31, 2008 and March 31, 2007

	2008		2007	
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):				
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	169,361	$	9,798
Changes due to audit		44		-
Net Capital Per Above	$	169,405	$	9,798

See notes to financial statements.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA

Independent Auditor's Report on Internal Control

To the Board of Directors,
Cedar Creek Securities, Inc.

In planning and performing our audits of the financial statements of Cedar Creek Securities, Inc. for the years ended March 31, 2008 and March 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cedar Creek Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Cedar Creek Securities, Inc. for the years ended March 31, 2008 and March 31, 2007, and this report does not affect our report thereon dated May 20, 2008. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2008, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Waukesha, Wisconsin
May 20, 2008

END